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                                                                 Exhibit (a)(10)
                                                                 ---------------


                                 FOR:          DH TECHNOLOGY

                                 APPROVED BY:  Walter S. Sobon
                                               Chief Financial Officer
                                               (619)  451-3485

                                 CONTACTS:     Morgan-Walke Associates
                                               Chris Damme, Doug Sherk
                                               (415)  296-7383

FOR IMMEDIATE RELEASE

                AXIOHM TENDER OFFER FOR DH TECHNOLOGY SUCCESSFUL

SAN DIEGO, CA/August 13, 1997 -- DH Technology, Inc. (Nasdaq: DHTK) and Axiohm S.A. announced today that, based on a preliminary count, a total of approximately 7,456,477 shares of DH Technology common stock were tendered (including tenders by notice of guaranteed delivery) by the expiration of Axiohm's tender offer at midnight on August 12, 1997. Axiohm will purchase 7,000,000 shares at the tender offer price of $25.00 per share, on a pro rata basis. Based on the preliminary count, approximately 94% of the shares validly tendered would be purchased.

     The preliminary count is subject to final verification. The definitive proration factor is expected to be announced on or about August 20, 1997. Checks will be mailed to tendering stockholders promptly after such announcement.

     DH Technology designs, manufactures and distributes transaction printers and mechanisms, magnetic and chip card readers, magnetic heads, impact printheads, bar code printers, and related services and supplies, such as labels and ribbons. The Company's products provide solutions for many diverse applications, including freight and bar code labels, bank transactions, point-of-sale receipts and gaming tickets. The Company employs a broad range of technologies, including thermal, impact and laser printing, as well as magnetic and electronic (chip) card reading technologies.

           [Letterhead of Morgan-Walke Associates, Inc. appears here]